Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2026

Redbird ML Holdco LP

By: Redbird ML Holdco GP LLC, its general partner

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Redbird ML Holdco GP LLC

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BCP Redbird Aggregator L.P.

By: BCP VII Holdings Manager L.L.C., its general partner
By: Blackstone Management Associates VII L.L.C., its sole member
By: BMA VII L.L.C., its sole member

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BCP VII Holdings Manager L.L.C.

By: Blackstone Management Associates VII L.L.C., its sole member
By: BMA VII L.L.C., its sole member

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Management Associates VII L.L.C.

By: BMA VII L.L.C., its sole member

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

BMA VII L.L.C.

By: /s/ Robert Brooks
Name: Robert Brooks
Title: Authorized Signatory

Blackstone Holdings III L.P.

By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Holdings III GP L.P.

By: Blackstone Holdings III GP Management L.L.C., its general partner

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Holdings III GP Management L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Inc.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Blackstone Group Management L.L.C.

By: /s/ Victoria Portnoy
Name: Victoria Portnoy
Title: Managing Director - Assistant Secretary

Stephen A. Schwarzman

By: /s/ Stephen A. Schwarzman
Name: Stephen A. Schwarzman